SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Diebold Nixdorf, Incorporated

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

253651202
(CUSIP Number)

Jay Schoenfarber
c/o Hein Park Capital Management LP
888 Seventh Avenue, 41st Floor,
New York, NY 10019
 212-299-4785

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253651202	Page 2 of 8 Pages
1	NAME OF REPORTING PERSON Hein Park Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,231,152
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,231,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,152
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.94%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 253651202	Page 3 of 8 Pages
1	NAME OF REPORTING PERSON Hein Park Capital Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,231,152
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,231,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,152
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.94%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 253651202	Page 4 of 8 Pages
1	NAME OF REPORTING PERSON Courtney W. Carson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,231,152
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,231,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,152
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.94%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note

This Amendment No. 3 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Persons on August 21, 2023, as amended by Amendment No. 1 thereto filed on March 22, 2024 and by Amendment No. 2 thereto filed on July 23, 2024 (as amended, the “Schedule 13D”).  Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.  Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged.

Item 2.     Identity and Background

Item 2 of the Schedule 13D is amended and restated as follows:

(a)  This Schedule 13D is being jointly filed by each of the following persons:
(1)	Hein Park Capital Management LP (“Hein Park”)
(2)	Hein Park Capital Management GP LLC (“Hein Park GP”); and
(3)	Courtney W. Carson (“Carson”).

The foregoing persons are hereinafter sometimes referred to as the Reporting Persons.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information believed to be accurate after making inquiry to the appropriate party.  Hein Park serves as the investment manager of certain investment funds (collectively, the “Hein Park Funds”) that hold the Shares reported herein and in its capacity as investment manager of the Hein Park Funds, Hein Park has voting and dispositive power over the Shares held by the Hein Park Funds.  Hein Park GP serves as the general partner of, and in such capacity controls, Hein Park and Hein Park GP is managed and controlled by Carson.

(b)  The address of the principal business and principal office of each of the Reporting Persons is 888 Seventh Avenue, 41st Floor, New York, NY 10019.

(c)  The principal business of Hein Park, Hein Park GP and Carson is to serve as an investment manager or adviser to various investment funds.

(d)  During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Hein Park is a limited partnership organized under the laws of the State of Delaware.  Hein Park GP is a limited liability company organized under the laws of the State of Delaware.  Carson is a United States citizen.

This Schedule 13D relates to the Shares held of record by the Hein Park Funds.

.
Item 5.     Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is amended and restated as follows:
(a)-(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof.  Such information is based on 37,566,668 shares of Common Stock outstanding as of August 5, 2024, as reported in the Issuer’s Form 10-Q filed on August 8, 2024.  By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the Shares as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that any such Reporting Person is for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.
(c) Set forth on Schedule A hereto are all the transactions in the shares of Common Stock effected during the past sixty days by the Reporting Persons.
(d) The partners and members of the Hein Park Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of the Hein Park Funds in accordance with their ownership interests in the respective Hein Park Fund.  No individual partner or member of any Hein Park Fund has the right to receive or the power to direct the receipt of the dividends from, or the proceeds of the sale of, more than five percent of such Shares.
(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to add the following:

The Hein Park Funds may, from time to time, enter into and dispose of cash-settled equity swaps, contracts or other similar derivative contracts with one or more counterparties that are based upon the value of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of Common Stock, the relative value of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Common Stock may be included, or a combination of any of the foregoing.  Where the Hein Park Funds are “long” exposure to the value of Common Stock under these contracts, the contracts do not vest the Reporting Persons with direct or indirect voting, investment or dispositive control over any securities of the Issuer.  Similarly, where the Hein Park Funds are “short” exposure to the value of Common Stock under these contracts, the contracts do not reduce number of Shares over which the Reporting Persons hold direct or indirect voting, investment or dispositive control.  Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2024	HEIN PARK CAPITAL MANAGEMENT LP

	By:	Hein Park Capital Management GP LLC, its General Partner

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Authorized Signatory

HEIN PARK CAPITAL MANAGEMENT GP LLC

	By:	/s/ Jay Schoenfarber
Name: Jay Schoenfarber
Title: Authorized Signatory

/s/ Courtney W. Carson
COURTNEY W. CARSON

SCHEDULE A
This Schedule A sets forth information with respect to each purchase and sale of shares of Common Stock which was effectuated by a Reporting Person during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

	Number of Shares Purchased	Price per Share
Date of Transaction	(Sold)	($)
8/15/2024	(2,119)	41.0668
9/4/2024	(2,442)	43.2606
9/5/2024	(1,658)	43.6620
9/9/2024	(1,636)	41.5006
9/12/2024	(10,435)	42.1757
9/13/2024	(25,000)	42.8637
9/16/2024	(1,215)	43.1257
9/17/2024	(25,000)	43.2400
9/18/2024	(16,511)	43.2849
9/19/2024	(1,039)	44.1632
9/20/2024	(25,000)	44.0069
9/23/2024	(20,899)	44.0432
9/24/2024	(16,389)	44.2704
9/26/2024	(3,010)	43.5380
10/1/2024	(100)	45.5400
10/3/2024	(19,589)	42.9881
10/4/2024	(25,000)	44.0438
10/7/2024	(6,848)	44.0645
10/8/2024	(13,937)	44.4094
10/9/2024	(25,000)	44.9541
10/10/2024	(1,100)	45.2953
10/11/2024	(25,000)	45.8192
10/11/2024	(2,105)	46.0587
10/14/2024	(25,000)	46.5410
10/15/2024	(103)	46.8511
10/16/2024	(600)	46.0000
10/21/2024	(351,257)	44.7500